Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	Aneliya.Crawford@srz.com

May 8, 2019

VIA E-MAIL AND EDGAR

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	MiMedx Group, Inc. Soliciting Materials filed pursuant to Rule 14a-12 on April 11 and 16, 2019 Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George File No. 001-35887

Dear Mr. Duchovny:

On behalf of Parker H. Petit, David J. Furstenberg, and Shawn P. George (collectively, the “Filing Persons”), we are responding to your letter dated April 24, 2019 in connection with the soliciting materials filed pursuant to Rule 14a-12 on April 11, 2019 and April 16, 2019 (the “Soliciting Materials”) with respect to MiMedx Group, Inc. (“MiMedx” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Soliciting Materials filed April 11, 2019:

1. We note the domain name of your website. Please tell us whether you have considered changing the domain name to ensure that security holders do not confuse your website with a company website, which may currently occur.

      In response to the Staff’s Comment, the Filing Persons respectfully submit that changing the website’s domain name is unnecessary as the domain name itself and the content clearly differentiate it from a Company website. First, the domain name, MiMedxBoardProxy.com, explicitly references that it is in connection with an upcoming proxy contest. Second, before entering the website, any user must accept a clickwrap agreement. Without reading to the bottom of the agreement, a user cannot enter the website. In the first line of the clickwrap agreement, it states: “Parker H. Petit (“Mr. Petit”), David J. Furstenberg, and Shawn P. George

Mr. Duchovny

May 8, 2019

(collectively, the states: “Parker H. Petit (“Mr. Petit”), David J. Furstenberg, and Shawn P. George (collectively, the “Nominees” or the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the stockholders of MiMedx Group, Inc. (the “Company”)” and further states that “This website is the property of Mr. Petit and is for discussion and general informational purposes only.” This clickwrap agreement further differentiates it from the Company’s website, without a user yet accessing the website’s content. Once a user accepts the terms and conditions of the website, it is even clearer that the website is not materials distributed by the Company. On the home page, the headline banner reads “MiMedx Board Proxy Contest.” Underneath the banner are three statements that read:

The current MiMedx Board has failed shareholders with disappointing performance, failure to ensure competent leadership and lack of engagement with MiMedx shareholders.

Former CEO and Chairman “Pete” Petit has felt compelled to launch a contest seeking changes on the Board to restore the former growth and profitability of MiMedx.

Pete Petit, Shawn George and David Furstenberg, if elected, would bring much needed operational, financial and governance expertise to the Board.

The Filing Persons believe that it is unreasonable for anyone to opine that people who visit the website could do so and believe the website is maintained by the Company, particularly after any such individual has actively sought to reach it, is provided full knowledge of who is promulgating the material, and with the express disclosure that the content is directly related to a proxy contest at the upcoming annual meeting. Finally, the only soliciting materials that reference the Filing Person’s website are those made by the Filing Persons, and each time it is clear that it is the website of the Filing Persons, not the Company’s website.

2. We note your references to the company’s board and management performance, to security holders having been “left in the dark,” the company’s value having “significantly dropped,” the absence of “much needed accountability,” and “failure to ensure competent leadership.” Please revise your disclosure to clarify that Mr. Petit was a part of the board and management for several years ending in 2018 and address what role, if any, Mr. Petit had in such areas.

In response to the Staff’s Comment, the Filing Persons respectfully note that the soliciting material stated that Mr. Petit was “Chairman of the Board and CEO from 2009 to 2018”. The criticisms levied clearly relate to actions taken by the Board and interim management since Mr. Petit left the Company and the Filing Persons have made this explicit in subsequent publications and will continue to do so. As it relates to Mr. Petit’s role in the Company, we note that Mr. Petit was largely responsible for the growth of the Company, which was a major factor why Fortune Magazine ranked MiMedx as the 5th fastest growing company in 2017.1 It should be noted that the Company remained on its growth trajectory of approximately 30% through the second quarter

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1 See Answer to Question #4

Mr. Duchovny

May 8, 2019

of 2018.2 New management caused immediate loss of growth rate and attrition of sales organization.3 Prior to Mr. Petit’s resignation, he and senior management communicated regularly with shareholders, both in print and by conference call. Since his departure, the Company has not conducted a single conference call with shareholders and has only communicated by SEC filing, which have provided virtually no substantive information to shareholders about their Company. This is true even for periods in which the current Board and interim management have been in control of the Company’s operations. No sales, revenue, growth, research, or operating information has been provided. The new management has caused an immediate loss of growth rate and attrition of the sales organization. As a result, prior to launching the proxy campaign, Mr. Petit had been receiving numerous calls from shareholders wanting to know what is happening at the Company because they, and the Filing Persons, were being left in the dark. Against this backdrop, the Company’s stock price reached $8.57 in June 2018 prior to Mr. Petit’s departure.4 It has since continued to fall precipitously, in no small measure based upon the Company’s failures such as: the hiring and appointing of inexperienced management; the lack of a transition period for new management; the lack of a written and approved plan for the Audit Committee investigation; delisting from NASDAQ5; issues surrounding the departure of Ernst & Young LLP6 as independent auditors; the laying off of 24% of the Company’s employees, including sales persons7; and the termination or resignation of 12 of the 15 managers who built the Company over the years8. This led the Filing Persons to launch their proxy campaign.

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2 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 26, 2018, available at https://www.sec.gov/Archives/edgar/data/1376339/000137633918000030/ex9911q2018earningspressre.htm (“Based upon our strong first quarter performance, we have raised our full year revenue guidance from a previous range of $383 million to $387 million to a revised range of $389 million to $394 million. We are also tracking to our annual goals previously announced on December 13, 2017, regarding gross margin (89% to 90%), operating income margin (15% to 17%), GAAP diluted earnings per share ($0.30 to $0.35) and adjusted earnings per share ($0.45 to $0.50). Furthermore, we are providing second quarter revenue guidance in the range of $96 million to $98 million.”). This growth trajectory was in line with the growth in 2017 where, for example, “Q3 2017 revenue grew 31% over Q3 2016 revenue” (See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on October 26, 2017, available at https://www.sec.gov/Archives/edgar/data/1376339/000137633917000134/mdxg-20171026xex991.htm).

3 See e.g. Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on December 6, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518342875/0001193125-18-342875-index.htm (the Company fired “approximately 240 full-time employees, or 24% of its total workforce, of which about half are salesforce personnel” and has had to delay the “previously communicated timeline” for its readiness to file and commercialize its [Biologics License Applications] with the FDA”).

4 MiMedx reached a high of $8.57 on June 1, 2018. Source: MarketWatch, Inc., available at https://www.marketwatch.com/investing/stock/MDXG/historical.

5 See Form 8-K filed by the Company with the SEC on February 25, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312519049946/d689243d8k.htm.

6 See Form 8-K filed by the Company with the SEC on December 7, 2018, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518344985/d628135d8k.htm.

7 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on December 6, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518342875/0001193125-18-342875-index.htm (“The realignment will include a reduction of the MiMedx workforce by approximately 240 full-time employees, or 24% of its total workforce, of which about half are salesforce personnel. The cost reductions also include various non-employee expenses.”).

8 Those 12 managers are Mr. Petit, Mr. Taylor, Mr. Cashman, Ms. Dean, Ms. DeSimone, Mr. Carlton, Ms. Trivett, Mr. Mathews, Mr. Senken, Mr. Kuntz, Mr. Dozier and Mr. Cranston. The remaining three managers at the Company are Mr. Lilley, Mr. Diaz and Ms. Haden.

Mr. Duchovny

May 8, 2019

In addition, the Filing Persons believe that another component in the decline in value of the Company after Mr. Petit’s departure, is attributable to a wasteful and uncontained Audit Committee investigation. An investigation, which we note apparently has resulted in the Company needing to raise capital.9 We further note that the Company had significant cash on its balance sheet when Mr. Petit left and was generating significant cash every quarter. According to the Company Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on October 31, 2017, MiMedx had approximately $36.6 million in cash and cash equivalents on its balance sheet. This was the last Form 10-Q that has been filed by the Company. Attached hereto as Exhibit A is the condensed consolidated balance sheets of MiMedx and its subsidiaries and the condensed consolidated statement of cash flows of MiMedx and its subsidiaries then.

In addition, during Mr. Petit’s tenure running MiMedx, Mr. Petit uplisted the Company to NASDAQ. Since he left, NASDAQ has delisted MiMedx because the current leadership was, among other things, unable to meet NASDAQ’s timing requirements to correct issues created by, in the Filing Persons’ opinion, the Audit Committee and the current Board and management. Finally, for the reasons stated in the Filing Persons article filed under cover of Schedule 14A on Form DFAN 14A on May 2, 2019 and attached hereto as Exhibit B, Mr. Petit did not play a role in the decline in value of the Company after the Board decided to conduct the investigation requested by Ernst & Young in February 2018, or the lack of accountability to shareholders, or the failure to ensure competent leadership in the Company as these all took place, as documented, after the departure of Mr. Petit.

3. On a related note, to ensure that shareholders have complete information, please revise your disclosure relating to the end of Mr. Petit’s tenure with the board and company management to clarify that the board and compensation committee of the board determined that the termination of his employment was “for cause.” Also, clarify that the company is currently in the process of restating its financial statements for several years during which Mr. Petit was chairman and chief executive officer of the company.

In response to the Staff’s Comment, the Filing Persons respectfully submit that it is based on a faulty premise. Mr. Petit resigned from his employment. The Company did not terminate Mr. Petit’s employment. On September 20, 2018, almost three months after Mr. Petit resigned on June 30, 2018, the Company sought to characterize the resignation as a “termination for cause”. Despite repeatedly requests by Mr. Petit, the Company has willfully failed and refused to provide any explanation for its re-characterization. Mr. Petit rejects it as a self-serving, calculated effort by the Company to shield the Audit Committee and to make Mr. Petit a scapegoat. Moreover, the Filing Persons also note that the subject of Mr. Petit’s separation from the Company is the subject of a Company Form 8-K filed with the SEC on September 20, 2018.

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9 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 11, 2019 available at https://www.sec.gov/Archives/edgar/data/1376339/000119312519103902/d728784dex991.htm (“MiMedx intends to seek capital to implement its long-range strategic plan, which includes expanding its product offerings for earlier patient access and product adoption throughout the care continuum and accelerating the Company’s timeline to achieve its long-term growth objectives, including the Biologics License Application (BLA) pipeline. The capital raise is also intended to provide liquidity to fund the costs associated with the ongoing Audit Committee investigation, the restatement of the Company’s financial statements and the near-term efforts by the Company to address certain contingent liabilities relating to pending and threatened lawsuits, pending governmental investigations and other legal proceedings. The Company is authorized by the Board of Directors to pursue a capital raise and has received unsolicited interest from a number of third parties.”).

Mr. Duchovny

May 8, 2019

It confirms the resignation of Mr. Petit as CEO and from the Company’s Board of Directors (the “Board”). As stated in such filing, the “resignation” of Mr. Petit was “treated as terminations ‘for cause’, including for purposes of the MiMedx Group, Inc. Assumed 2006 Stock Incentive Plan (the “2006 Plan”) and the MiMedx Group, Inc. 2016 Equity and Cash Incentive Plan (together with the 2006 Plan, the “Plans”). Mr. Petit has reserved all rights to challenge and contest the forfeiture of his equity and incentive awards.10

Further, the above requested revisions are not relevant to any statement made in the April 11 press release and would mischaracterize a more nuanced situation that will certainly become a focal point as the proxy contest progresses. Mr. Petit has since provided a detailed statement to explain the issues as it relates to the ongoing Audit Committee investigation as well as the circumstances relating to the end of Mr. Petit’s tenure with the Company. Such statement was filed by the Filing Persons under cover of Schedule 14A on Form DFAN14A with the SEC on May 2, 2019 and is attached hereto as Exhibit B.

We also respectfully submit that your requested revisions if implemented would mislead shareholders. As presented, such a statement would suggest that Mr. Petit is, or was responsible for what he clearly was not responsible — the job of the Audit Committee in making certain that the Company’s books and records of operations complied with applicable accounting rules, regulations and laws. The Company and its law firm, Sidley Austin LLP (“Sidley”), have already made numerous public statements blaming Mr. Petit for the Company’s current status and lack of current financial statements. For example, in correspondence sent to the Court by Sidley, it stated that Mr. Petit “is perhaps most responsible for that fact that the Company had insufficient financial controls, has had to restate its financial statements, is subject to governmental investigations and civil litigation, and is unable to hold a shareholder’s meeting in compliance with SEC rules”. Attached hereto as Exhibit C is such correspondence. Aside from ignoring the Company’s documents which specify the Audit Committee’s responsibilities for the areas and subjects at issue11 for which the Company and Sidley attempt to shift responsibility and blame to Mr. Petit, this defamatory rhetoric by the Company through Sidley signifies to the Filing Persons that such arguments will become a key part of the Company’s position as to why shareholders should not vote for the Filing Persons at the Company’s upcoming annual meeting of shareholders. However, as noted previously, the Filing Persons have provided the requested detailed response as set forth in Exhibit B.

4. We note that in Mr. Petit’s biography you indicate that Mr. Petit was, at least in part, responsible for growing the company from a start-up stage “to the 5th fastest growing public company in 2017.” Please provide us support for your assertion.

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10 See Amendment No. 9 to the Schedule 13D filed by Mr. Petit with the SEC on October 10, 2018, available at https://www.sec.gov/Archives/edgar/data/901434/000114420418053048/tv504497_sc13da.htm (“Mr. Petit reserves all rights to challenge and contest these determinations and related matters, including the forfeiture of his awards.”).

11 See Proxy Statement on Form DEF 14A filed by the Company with the SEC on April 13, 2017, available at https://www.sec.gov/Archives/edgar/data/1376339/000137633917000062/mdxg-20170413xdef14a.htm (“Under its charter, the Audit Committee is responsible for reviewing and approving all l transactions or arrangements between the Company and any of its directors, officers, or principal shareholders and any of their respective affiliates, associates or related parties.”).

Mr. Duchovny

May 8, 2019

In response to the Staff’s comment, the Filing Persons respectfully note that the full statement is “During Pete’s tenure as head of MiMedx, MiMedx grew from a basically bankrupt start up to the 5th fastest growing public company in 2017 according to Fortune magazine” (emphasis added). Below, please find a screenshot showing Fortune Magazine’s ranking, which lists the Company as #5 in Fortune Magazine’s ranking of 100 Fastest-Growing Companies.

12

It is undisputed that Mr. Petit was the Chief Executive Officer and Chairman of the Board from 2009 to mid-2018. MiMedx issued a press release13 in which it included a quote from Mr. Petit in connection with receiving this honor. Attached hereto as Exhibit D is such press release. The fact that Mr. Petit ran the Company from 2009 to 2017 (when the rankings were publicized) is evidence that he is at least partly responsible for its growth and recognition by Fortune Magazine. Please note the many of the MiMedx top managers came from Mr. Petit’s former companies.14

5. Please clarify in the biography for Mr. George, if true, that Mr. George is Mr. Petit’s personal attorney.

In response to the Staff’s comment, the Filing Persons note that Mr. George’s biography does not state that Mr. George is Mr. Petit’s personal attorney. Mr. George is not and has never been Mr. Petit’s personal

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12 Source: Fortune, available at http://fortune.com/100-fastest-growing-companies/2017/list.

13 Press Release issued by the Company, available at https://www.prnewswire.com/news-releases/mimedx-recognized-as-number-5-on-fortune-magazines-list-of-the-100-fastest-growing-public-companies-300517652.html.

14 These managers include Mr. Taylor, Ms. Dean, Ms. DeSimone, Ms. Trivett, Mr. Kuntz and Mr. Dozier.

Mr. Duchovny

May 8, 2019

attorney. Pursuant to the engagement letter between Mr. George and Mr. Petit, Mr. George was retained by Mr. Petit in March of 2019 to provide “legal advice and consultation . . . regarding various issues related to MDXG”.15 The biography was provided to provide background information of the nominees and as required by the Company’s Questionnaire for nominees to disclose any relationship with persons affiliated with the Company. In the interest of full disclosure, Mr. George disclosed this recent and limited legal engagement. However, we believe that it is neither appropriate nor required to disclose the attorney-client relationship in the biography. We respectfully note that his biography does not list any client, nor is it required to list any client and believe that it would be inappropriate for Mr. George to single out one of his clients in his biography, especially since his biography has never listed any of clients and the representation of Mr. Petit is very recent and limited. However, we note that such attorney-client relationship will be disclosed when and if the Filing Persons make such filing with the SEC that mandate such disclosure.

6. Refer to the screen shots of the page captioned “Nominees” on your website. Revise your disclosure to clarify how any of your nominees is able to “understand the majority of the legal issues and accounting issues associated with the decisions that have been made by the current Board since June 2018” given that none of your nominees appear to have had access to board deliberations or meetings.

In response to the Staff’s Comment, the Filing Persons respectfully note that while the Filing Persons were not party to the current Board’s actions, Mr. Petit’s intimate knowledge of the Company, the Company’s own public disclosures, and the Filing Persons’ combined decades of experience in the medical technology, legal, and accounting fields all support the statement by Mr. Petit that he “believe[s that the Filing Persons] are not only well qualified candidates but already understand the majority of the legal issues and accounting issues associated with the decisions that have been made by the current Board since June of 2018.” We respectfully direct the Staff’s attention to the following experiences which highlight the Filing Persons’ ability regarding such issues.

Mr. Petit served as the CEO and Chairman of the Board from 2009 to 2018, as well as Chairman and CEO of Matria Healthcare, Inc. (NASDAQ: MATR) from 1996 until 2008. Matria Healthcare was a former subsidiary of Healthdyne, Inc. which Mr. Petit founded in 1971. The nearly fifty years of experience working in the healthcare industry provide Mr. Petit with an extensive understanding of the dynamics of the MiMedx Board as well as insight into the decision-making process of boards across the industry and the challenges of running a dynamic biopharma growth company.

In addition to the experiences in the healthcare industry described above, Mr. Petit has served on multiple boards of directors of other corporate enterprises, which have provided him insight into corporate decision-making processes. Mr. Petit currently serves on the Board of Directors of Intelligent Systems Corporation (NYSE: INS), a position he has held since 1996 and has been a long-standing member of the

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15 MDXG is the stock ticker for the Company.

Mr. Duchovny

May 8, 2019

Audit and Compensation Committees. Mr. Petit also served on the Board of Directors of Atlantic Southeast Airlines, which was acquired by Delta Airlines, and Norrell Corporation, which was acquired by Spherion Corporation. As a result of his extensive corporate experience over the course of several decades and his knowledge of the business and operations of the Company up to the time of his resignation in 2018, Mr. Petit understands the basic issues confronting the current Board since June 2018.

With regards to the Filing Persons’ ability to understand “the legal issues… associated with the decisions that have been made by the current Board since June 2018”, we note to the Staff that, both Mr. Furstenberg and Mr. George, are licensed attorneys, and in their professional capacities, have advised companies on a variety of corporate legal issues. Mr. George’s litigation practice has spanned over thirty-seven years and includes both plaintiff and defense side representation in complex civil litigation and commercial matters. Of particular relevance here, Mr. George has expertise in the areas of contracts, commercial transactions, alleged regulatory breaches and insurance issues.

With regards to the Filing Persons’ ability to understand “the accounting issues associated with the decisions that have been made by the current Board since June 2018”, we note to the Staff that Mr. Furstenberg has extensive accounting experience including having served as the Director of Taxes at Pulte Home Corporation, a Fortune 500 publicly traded homebuilder, where Mr. Furstenberg advised and partnered with executive management and multiple departments on tax matters related to M&A and other strategic initiatives. Prior to working at Pulte Home Corporation, Mr. Furstenberg was Assistant Vice President at Handleman Company, a publicly traded company with revenues in excess of $1 billion where he had responsibilities similar to those at Pulte Home Corporation. Mr. Furstenberg began his career at Price Waterhouse where he advised multinational companies on a variety of complex tax matters. Mr. Furstenberg is also a certified public accountant and a member of the Michigan Association of CPAs.

The Filing Persons’ characterization that they possess the ability to understand the current Board issues does not imply that they possess direct knowledge of the Board’s decision-making process. Rather, given their expertise and combined experiences, the Filing Persons respectfully submit that their backgrounds are evidence that the Filing Persons have demonstrated that they possess the ability to understand and have insight about such Board issues.

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that the current board “has made numerous decisions, that…have been devastating to the Company.”

In response to the Staff’s comment, the Filing Persons stated that “The current Board has made numerous decisions, that, in my opinion, have been devastating to the Company.” We direct the Staff to the following activities and events that have happened under the current Board:

Mr. Duchovny

May 8, 2019

1.	The hiring of David Coles as interim Chief Executive Officer, who has no prior biopharma or healthcare operating experience and whose biography establishes his work as a temporary CEO, turnaround, reorganization and bankruptcy expert,[16] who was hired quickly, with no transition, nor input from former senior management about the Company. These acts and failures by the Board were the work of amateurs, neither experienced in, nor knowledgeable about what it takes to run a fast paced, growing and dynamic biopharma company, which resulted in, among other things, the abandonment of the former strategic plan, which had the Company on track to triple its 2015 revenues to $560 million and earn $1 per share in 2020. Instead, the adoption of a “New” Long-Range Strategic Plan, which includes pursuing a capital raise,[17] which we believe will continue to fund an ongoing and financially perilous Audit Committee investigation, while ignoring and starving potentially lucrative segments of the Company’s business;
2.	The promotion of Edward Borkowski to interim Chief Financial Officer, who despite his annual salary of $550,000,[18] has failed to preserve shareholder value by not challenging the need for the restatement of the Company’s financial statements, as an unnecessary expense given that the Company’s accrual method is supported by GAAP;
3.	The Company being delisted from NASDAQ;[19]
4.	The firing of 24% of its employees;[20]
5.	From the date that Mr. Petit resigned from the Board (announced on September 20, 2018)[21] to April 10, 2019 (prior to the Filing Persons’ issuing their press release disclosing their nomination of nominees for the upcoming annual meeting of shareholders), the Company’s stock price has dropped by over 60%;[22] and
6.	The Audit Committee, which despite the fact that they had “unrestricted access to all internal and external Company information and to any officer, director, or employee of the Company” and the responsibility to [o]versee and monitor the activities of Company management and outside auditors with respect to the Company’s accounting and financial reporting processes,”[23] and despite a prior

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16 See biography of Mr. Coles, which details his specialization in “performance improvement and interim management” available at https://www.alvarezandmarsal.com/our-people/david-coles.

17 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 11, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312519103902/d728784dex991.htm.

18 See Form 8-K/A filed by the Company with the SEC on June 12, 2018, available at https://www.sec.gov/Archives/edgar/data/1376339/000137633918000039/a8kadocument662018.htm.

19 See Form 25 filed by NASDAQ with the SEC on February 26, 2019, available at https://www.sec.gov/Archives/edgar/data/1354457/000135445719000094/xslF25X02/primary_doc.xml.

20 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on December 6, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518342875/0001193125-18-342875-index.htm (“The realignment will include a reduction of the MiMedx workforce by approximately 240 full-time employees, or 24% of its total workforce, of which about half are salesforce personnel. The cost reductions also include various non-employee expenses.”).

21 See Form 8-K filed by the Company with the SEC on September 20, 2018, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312518278879/d623644d8k.htm.

22 The stock price at closing on April 10, 2019 was $3.90, and the closing stock price on September 20, 2018 was $6.20. Source: MarketWatch, Inc., available at https://www.marketwatch.com/investing/stock/MDXG/historical

23 Section 4 of the Charter of the Audit Committee of the Board of the Company available at https://mimedx.gcs-web.com/static-files/b337f4a6-7d50-41cc-b96b-bcd39d2ce349.

Mr. Duchovny

May 8, 2019

Soliciting Materials filed April 16, 2019:

investigation which involved the Audit Committee and in which it found no support for any allegation that the Company’s financial statements did not accurately reflect the Company’s operations,24 failed to appropriately raise any concerns they may have had, which has now resulted in nearly $70 million of fees on consultants, lawyers and accountants. The excessive money wasted on the investigation has depleted the Company’s resources and forced it to engage in capital raises.

8. We note your disclosure that you “call[] out suspicious timing, lack of disclosure and leadership as confirmed by negative market reaction.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

In response to the Staff’s comment, the Filing Persons respectfully direct you to the following factual foundations. An examination of the Company’s stock price following the issuance of the Company’s press release shows that it is what is responsible for the Company’s stock price dropping precipitously. We note that the Company’s stock price opened at $3.82 and closed at $3.65 on April 11, 2019, on significantly reduced average daily volume (prior to the Company issuing its press release).25 The stock price had already declined that day before the slate nomination was reported and it is also important to note that the biotech index for the day was also down approximately 2%.26 When the market opened on April 12th, which was the market’s first opportunity to trade after the Company’s press release, the stock had dropped to $3.55 and closed at $3.34, on over a 500% increase in daily volume27 and by the close of market on April 15th, the stock dropped further to $3.04.28 The stock continued to fall in the wake of the Company’s press release and as of the close of the market on April 24th, the stock was at $2.71, down nearly 25%.29

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24 See Press Release issued by the Company on March 1, 2017 available at https://mimedx.gcs-web.com/news-releases/news-release-details/mimedx-audit-committee-announces-completion-its-investigation (“AUDIT COMMITTEE FINDS NO WRONGDOING BY MIMEDX MANAGEMENT . . . The Audit Committee’s investigation determined that the Company has appropriately recognized revenue and found no credible evidence to indicate that any changes to the Company’s previously issued financial statements are necessary in light of the former employees’ allegations”).

25 Source: MarketWatch, Inc., available at https://www.marketwatch.com/investing/stock/MDXG/historical; Yahoo! Finance.

26 The NASDAQ Biotechnology (^NBI) on April 10, 2019 at 3,508.05. It closed on April 11, 2019 at 3,514.19. . We reached the 2% number by dividing the April 11th closing number (3,514.19) by the closing number on April 10th (3,508.05). Source: Yahoo! Finance, available at https://finance.yahoo.com/quote/%5ENBI/history?p=%5ENBI

27 The closing volume on April 11, 2019 was 254,500. The closing volume on April 12, 2019 was 1,751,000. Source: Yahoo! Finance, available at https://finance.yahoo.com/quote/MDXG/history?p=MDXG.

28 Source: MarketWatch, Inc., available at https://www.marketwatch.com/investing/stock/MDXG/historical.

29 Id.

Mr. Duchovny

May 8, 2019

Respectfully, while the Company, as is its habit, looks to blame others for its self-inflicted wounds, it is unreasonable to blame the market’s reaction on anything other than upon the Company’s announcement that it is looking to raise capital and is no longer focusing on what was the fastest growing part of its business, namely the surgical, sports medicine and orthopedics areas. We point to the decline in stock price as a sign that the market lacks confidence in the Company’s plan and the leadership of the Board to move the Company in a positive direction.

Prior to the Form 8-K filed on April 11, 2019 (subsequent to the Filing Persons’ press release issuance), the Company had not issued a press release in over five months — since December 6, 2018, thus providing no updates to shareholders on the Company’s issues. The Filing Persons respectfully maintain that such timing is suspicious that on the same day that they publicly disclose their nomination of nominees on a dissident slate, the Company determined to break its long silence and issue a press release to shareholders- a press release that pointedly does not contain a single recent event to justify it not being released earlier.

9. With a view toward revised disclosure, please tell us whether the timing of your press release on April 11, 2019 (during trading hours) may have had an effect on the stock market price independent of the company’s press release (made after trading hours).

In response to the Staff’s Comment, we incorporate our answer to Question #8 as a partial response. In addition, the Filing Persons respectfully note that the significant drop in stock price occurred not while the market was open on April 11th (when the Filing Persons issued their press release), but on the subsequent days which took into account the Company’s press release issued after market hours. We note that the trading volume on April 11th was roughly 254.5 thousand shares.30 We believe that if the Filing Persons April 11th press release was responsible for any adverse reaction, the volume and price drop would reflect it. They do not. Contrast this to the volume and pricing action on April 12th, the first opportunity investors had to buy or sell the Company’s stock in open trading after the Company issued its press release. Volume was approximately 1.75 million shares and is accompanied by a significant price drop.31 These numbers reflect how the market was not affected by the Filing Persons’ press release as the bulk of the market movement occurred only after the Company issued its press release.

10. Please provide us support for your assertion that the company “needs to borrow money…” and that such borrowing will have a dilutive effect on current shareholders. We note, as above, that none of your nominees appear to have had access to board deliberations or meetings.

In response to the Staff’s Comment, the Filing Persons note that the Company stated in Exhibit 99.1 to its Form 8-K filed with the SEC on April 11, 2018 that the Company intends “to seek capital to implement its long-range strategic plans…The capital raise is also intended to provide liquidity to fund the costs associated with the ongoing Audit Committee investigation…[and that] the Company is authorized by the Board of

__________________

30 Id.

31 Id.

32 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 11, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312519103902/d728784dex991.htm.

Mr. Duchovny

May 8, 2019

Directors to pursue a capital raise and has received unsolicited interest from a number of third parties.”32 Given the Company’s precarious situation (i.e., no audited financial statements), conventional financing is almost assuredly unavailable. Until this Press Release, the Company had never raised capital since December of 2013, had no debt; and had always funded its remarkable growth from free cash flow from operations. The Company’s announcement of a capital raise is a dramatic and frightening departure and substantial concern for shareholders. We too believe this played a role in driving down the stock price.

11. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your disclosure that the “choice of interim management…has cost all shareholders substantially.”

In response to the Staff’s Comment, the Filing Persons statement that “In our view, their judgment has been poor on many fronts, including the choice of interim management, which has cost all shareholders substantially” was made due to interim management’s lack of a clear direction in corporate policy, which has led them to fail to replace necessary individuals and outside parties such as independent auditors. The Filings Persons also incorporate our answer to Question #7 as evidence of such poor judgments made by interim management.

We also note as further evidence of the interim management’s poor decision-making the correspondence filed by a shareholder of the Company in the case, City of Hialeah Employees’ Retirement System v. MiMedx Group, Inc. Case No. 2018-CA-002631, Case No. 2019-CA-000936, Case No. 1D19-1555. As noted by the shareholder, he is not associated with or part of any shareholder group. However, he was outraged enough by the Company’s actions to send the following statements to the Court:

I am writing on behalf of all owner shareholders in support of the Plaintiff in the above referenced causes of action. . . The owner shareholders want a change of control. To affect a change of control the shareholders need to elect six new directors. . . The Company’s current board is doing everything in its power to stay in control. In particular, the Company does not want to hold a shareholder meeting. . .. The Company’s current board is doing everything in its power to stay in control. In particular, the Company does not want to hold a shareholder meeting. Why does the Company not want to hold a shareholder meeting? The answer is that the Company itself is not allowed to solicit proxies because the Company has not filed audited financial statements with the Commission. Shareholders, however, are free to file proxy materials and solicit votes for shareholder groups’ agenda, board slates etc. (i.e. One such shareholder group has already filed), but the Company cannot. There is no federal law, the Commission’s or otherwise that the Company will violate by holding a shareholder meeting. In fact, the Company has at best told half-truths in their oral arguments, motions and briefs and at worst they have just plain lied over fifty times collectively by incorrectly citing the purpose and meaning of Rules 14a-3, 14c-3, and 30-1(f)(18).

__________________

32 See Exhibit 99.1 to the Form 8-K filed by the Company with the SEC on April 11, 2019, available at https://www.sec.gov/Archives/edgar/data/1376339/000119312519103902/d728784dex991.htm.

Mr. Duchovny

May 8, 2019

This shareholder also referenced a discussion with you as further evidence of the current Board’s deceptive actions. The Filing Persons were not parties to the purported discussion, but note from the letter:

I personally contacted the Commission by telephone on April 30, 2019 to locate the department and person handling the Company’s application for exemptive relief. The matter is being handled by Daniel F. Duchovny, Special Counsel in the Office of Merger and Acquisitions of the Division of Corporation Finance of the Commission. I spoke with Mr. Duchovny at length. Mr. Duchovny is a seventeen year veteran of the Commission and is also an Adjunct Professor of Law at Georgetown Law School. Mr. Duchovny’s direct telephone number is: 202-551-3619. His email address is duchovnyd@sec.gov His address is: U.S. Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549. Mr. Duchovny informed me that “the Commission delegated the authority to the Director of the Division of Corporation Finance in 2008, but no exemption to §240.14a-3 or §240.14c-3 has ever been granted and likely will not be granted. It has never been done before.” (Emphasis added) Defendant cites Rich v. Fuqi International, Inc., in Defendant’s Opposition to Plaintiff’s Motion for Summary Judgment. No exemption was ever granted to Fuqi International, Inc. and plaintiff Rich suffered a twenty-eight month delay. The Company clearly wants to delay. The current Director of the Commission’s Division of Corporation Finance is William Hinman. William Hinman is the sole person capable of issuing exemptive relief to the Company. Mr. Duchovny further explained that “the Company does not need an exemption to hold an annual shareholder meeting.” (Emphasis added) The Company’s application for an exemption from the Commission is a red herring. I would think that the Company’s counsel (Thomas J. Kim) would have received the same answers and guidance from Mr. Duchovny that I did. I also called Mr. Duchovny on the morning of May 1, 2019 seeking the proper citations of the specific rules governing the exemption and proxy solicitation process and he informed me of the proper citations of the rules I have cited in this letter.

The issues as presented by the Company are contrived. If the Company wanted to solicit proxies then it should have timely finished its audit. The Company’s inability to solicit proxies is a self-inflicted wound. The cure for that wound is an annual shareholder meeting to elect six new directors. In the interest of fairness please do not penalize the shareholder owners of the Company any more than we already have been. Shareholder groups are not constrained in the least and are free to solicit proxies under the Rules of the Commission. Please do not grant the Company the Stay that they are requesting, and my prayer for relief is for an additional order from Judge Dempsey allowing the election of the Class III directors at the June 17, 2019 shareholder meeting.

Attached hereto as Exhibit E is such correspondence. We applaud this shareholder for taking the time to call out the Company for its egregious actions and this entrenched Board for doing everything in its power to stay in power.

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

EXHIBIT A

Balance Sheet and Cash Flow Statements of the Company

EXHIBIT B

AUDIT COMMITTEE INVESTIGATION

May 1, 2019

I want to clear up false impressions about former MiMedx executive management that have been created by the Company’s communications.  As you know, in February of 2018, MiMedx announced that it intended to restate its revenues for the years 2012-2016, and that its financials for those years could no longer be relied upon.  Executive management disagreed with that decision.  The Board later announced that four top managers – myself, President and COO, Bill Taylor, CFO, Mike Senken, and Controller, John Cranston – had been terminated “for cause,” and that the company might seek to recoup incentive compensation that it had paid us during that period.

 These announcements have created the false impression that I and the other former executives committed some kind of malfeasance at the company, particularly in connection with the company’s accounting practices.  Nothing could be further from the truth.  The company has never given us the details of why we were terminated “for cause” or shown us anything that would justify a “for cause” determination.  I can assure you that I did not engage in fraud or any other violation of the law, nor did the other executives.

 If the company’s revenues were accounted for incorrectly, then ultimate responsibility for that shortcoming lies squarely with the Audit Committee (Dewberry, Evans and Blesser) of the Board of Directors of MiMedx.  The Audit Committee’s charter requires it to “oversee and monitor the activities of Company management and outside auditors with respect to the Company’s financial and accounting reporting processes.”  To ensure that the Committee has the expertise to do that, the law requires that at least one of its members understand generally accepted accounting principles (GAAP) and how those principles apply to estimates, accruals, and reserves.  Terry Dewberry has filled that role on the Committee since at least 2010 and continues to do so.  Despite his obligation to understand GAAP, Mr. Dewberry did not keep himself, the Audit Committee or management informed about SEC’s interpretation of relatively new GAAP revenue-recognition rules, such as SAB 13, and their potential impact on MiMedx’s accounting practices.

 To ensure that the Audit Committee has all necessary information to oversee the company’s accounting function, its charter gives it “unrestricted access to all internal and external Company information and to any officer, director, and employee of the Company.”  Management proactively informed the Audit Committee on a regular basis about the timing and quantity of distributor orders, accounts receivable and its aging or DSOs.  And to the extent Mr. Dewberry or the Committee desired any additional information relating to sales, revenues, estimates, accruals, or reserves, all they had to do was ask, and management would have provided it.

The Audit Committee’s charter also requires it to “review the proposed scope and plan of the annual audits of the financial statements and internal control over financial reporting.”  This requirement is meant to ensure that proposed audits are thoroughly reviewed, well-planned, reasonable in scope, and completed in a timely fashion.  A well-planned audit requires an agreed-upon schedule and budget.  Executive managers should be briefed on their responsibilities in connection with the audit and given any necessary training to ensure they understand those responsibilities.  No such schedule, budget, briefings or trainings was ever provided by the Audit Committee.

 MiMedx’s decision to restate revenues for 2012 to 2016 came as a complete surprise to management who had not previously been told of any unresolved accounting problems.  On the contrary, from the time MiMedx went public in 2008 through fiscal year 2016, its outside accountant was Cherry Bekaert -- the fifteenth largest accounting firm in the United States with many clients in the healthcare and medical device industries.  At the close of each fiscal year during that period, Cherry Bekaert issued unqualified audit reports on MiMedx’s financial statements and its system of internal controls over financial reporting.  KPMG reviewed the same information as Cherry Bekaert and disagreed with Cherry Bekaert’s opinions on certain matters.  That is the basis for the restatement.  Also, to our knowledge, there are no allegations that the Company did not collect virtually every dollar it reported as revenue, and, in addition, there were significant “sales returns and allowances” reserves and “bad debt” reserves accrued.  Those are very important facts in arbitrating various auditors “opinions” on revenue recognition.

 Moreover, in December 2016, management informed the Audit Committee that two MiMedx employees who had been terminated for violating their non-compete agreements had made allegations of improper revenue recognition and “channel stuffing.”  The Audit Committee worked closely with outside counsel and its external auditors to conduct an extensive internal investigation of these allegations.  At the conclusion of that investigation, the Audit Committee made no adverse findings with respect to me or other top managers and did not announce any restatement of earnings or a need for any new accounting controls.  I personally believe that this investigation was thorough and accurate.

 In the spring of 2017, the Audit Committee decided the Company should engage one of the big four accounting firms, and Ernst & Young (“EY”) was retained with the Audit Committee’s approval.  In announcing the decision to retain EY, MiMedx made clear that there were no disagreements with Cherry Bekaert on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures.  After completing the third quarter review in October 2017, EY made a presentation to the Board, following which management was given no indication by the Audit Committee or EY of any concerns about revenue recognition.  In fact, EY was quite complimentary of the Company’s accounting practices and results.

 In September 2017, a group of short sellers and by Marc Cohodes began publicly alleging that the executives were pushing sales management to inflate sales artificially at the end of each quarter.  The Company rebutted those allegations with the results of the Audit Committee investigation. Mr. Cohodes then ramped up his attacks through various bloggers—e.g., “Viceroy” and “Aurelius.”  The attacks continued on social media and print media “friendly” to Cohodes.  Also, there was a publication of an email written by one or more persons falsely claiming to be an anonymous MiMedx employee.  From that point on, it appears that Mr. Cohodes and his cohort engaged in an illegal short-and-distort campaign by repeatedly publishing unfounded allegations aimed at damaging the Company and by sending those communications to various groups and by manipulating market trading activity in conjunction with their publications.  This belief of illegal short selling comes from my meeting with federal regulators that included Bill Taylor and Lexi Haden, General Counsel.

 I was concerned that these short seller allegations might delay EY’s completion of the FY 2017 audit and voiced those concerns to the EY audit partner in November 2017.  I was told, essentially, not to worry because EY was used to this kind of “stuff.”  I replied that I expected Cohodes to send EY a threatening letter, and I suggested that EY get with Mr. Dewberry and discuss this issue with their New York executives.

 As I had predicted, Mr. Cohodes did, in fact, send EY a lengthy threatening letter in February of 2018.  EY announced to the Audit Committee and the Board that it would not complete the 2017 audit absent a renewed investigation of Cohodes allegations.

 The Audit Committee then publicly announced its decision to engage independent legal and accounting advisors to conduct an internal investigation into current and prior-period allegations regarding certain sales and distribution practices at the company.  It promised in a press release “to complete this investigation in as timely a manner as possible.”  As you know, the Committee did not keep that promise.  It has been over a year, and the Audit Committee has yet to announce any findings from the investigation.  The FY 2017 audit still has not been completed, and the 2012-2016 financials still have not been restated.  EY has resigned from its audit obligations.  The company’s stock has been delisted from NASDAQ and its share price has suffered a dramatic decline.  What has the Audit Committee actually accomplished over the past year?

I believe the Audit Committee recommended dismissing the four top executives of one of the fastest-growing companies in America in order to deflect government scrutiny from their own shortcomings.  It appears the Committee has been advised that the “standard playbook” for boards of directors seeking to placate government investigators is to conduct an internal investigation, identify individual “wrongdoers,” dismiss them, enact other “remedial” measures, and then declare that there is nothing more the government needs to do.  The Audit Committee’s desire to protect itself overwhelmed its business judgment and led it to recommend actions that were unwarranted, unnecessary, made no business sense, and badly damaged the Company.  The Committee’s decision was also self-interested inasmuch as it created opportunities for certain committee members and other managers to take on elevated roles.

Also, executive management believes that the development and acceptance of the KPMG “opinion” on restatement was pushed by the Audit Committee for their own personal reasons in June, 2018.  Very specifically, to deflect any concerns over revenue recognition to executive management rather than the

Audit Committee.  Once that recommendation was accepted by the Board, then they could point to “for cause” terminations of certain financial managers and later executive management.  Thus, a “takeover” began of the Board and Company by a few inexperienced Board members using the investigation as a manipulative tool.  The subsequent business decisions have been disastrous and very damaging to the Company and its shareholders.

Had our Audit Committee taken the very logical approach to the allegations that Hain Celestial took, this process could be complete by now at a fraction of the estimated cost of all aspects of $70 million.  Hain did not turn company control over to their auditors and lawyers and, consequently, they completed an efficient and effective process that quickly satisfied the SEC.  Hain’s annual revenues are eight times those of MiMedx, and they spent only $42 million.

I hope this clarifies certain recent events at MiMedx and helps put them into the proper perspective.

 ”Pete” Petit

 Legend

Parker H. “Pete” Petit (“Mr. Petit”), David J. Furstenberg, and Shawn P. George (collectively, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of MiMedx Group, Inc. (the “Company”). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s shareholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the Schedule 14A filed by Mr. Petit with the SEC on April 11, 2019. This document is available free of charge from the sources indicated above.

EXHIBIT C

Correspondence from Sidley Austin with the Court

[See attached.]

Filing # 87988478 E-Filed 04/15/2019 03:03:55 PM

SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
+1 312 853 7000
+1 312 853 7036 FAX

AMERICA • ASIA PACIFIC • EUROPE

WCARLSON@SIDLEY.COM
+1 312 853 7734

April 15, 2019

By Email and Hand Delivery

Honorable Kevin J. Carroll
Leon County Courthouse
301 S. Monroe St.
Chambers Room 330
Tallahassee, Florida 32301
RettM@leoncountyfl.gov

Dear Judge Carroll:

We respectfully submit this letter on behalf of MiMedx Group, Inc. ("MiMedx") in response to the letters submitted by Plaintiff on Thursday and by an individual MiMedx shareholder on Friday. In their letters, the Plaintiff and the shareholder sought to introduce into the record erroneous and extraneous material that should not delay the entry of the order agreed upon by Plaintiff and MiMedx.

Following this Court's oral ruling on April 3, MiMedx negotiated in good faith with Plaintiff with respect to the terms of the proposed final order. Those discussions took until Wednesday, April 10, to complete. During those discussions, MiMedx made clear that it needed the order to be a final order, so that MiMedx could take an immediate appeal from this Court's ruling. MiMedx views that appeal as critical, given that the issues presented by this case are ones of first impression under Florida law and that, absent an exemption from the United States Securities and Exchange Commission ("SEC"), the Court's order will require MiMedx to violate federal law in holding a meeting on June 17, 2019. MiMedx intends to pursue its appeal as promptly as possible. Delay in entry of the parties' agreed upon order damages MiMedx's ability to secure timely appellate review.

The agreed upon order concerns a meeting for the election of Class II directors. However, during the course of the discussions regarding the order, Plaintiff also sought agreement from MiMedx with respect to a date for the election of Class III directors. There are many reasons why MiMedx cannot agree to a date for that meeting, but foremost among them is that MiMedx cannot currently hold that meeting lawfully – absent an exemption from the SEC. MiMedx does not have an obligation to set a date for a meeting that (a) is not late, (b) needs to be held a sufficient length of time after the election of Class II directors to be faithful to the principle of a classified board set

SIDLEY AUSTIN LLP IS A LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN PARTNERSHIPS.

SIDLEY

Hon. Kevin J. Carroll
April 15, 2019
Page 2

forth in the Company's Articles and By-Laws, and (c) – absent an exemption – would violate federal law. Plaintiff's various accusations in its letter of last Thursday are wholly unjustified. MiMedx's position consistently has been that, if Plaintiff or any other shareholder desires to bring a new action with respect to the election of the Class III directors, they could do so. That is why Paragraph 3 of the order was included.

As for the letter submitted by shareholder Shawn George last Friday morning, the Court should be well aware of several things with respect to his letter. The day before he sent his letter, Mr. George was nominated by Parker H. Petit for election as a Class II director. As this Court is aware, Mr. Petit is the former Chairman and CEO of MiMedx who was terminated for cause. Mr. George was also recently retained as legal counsel to Mr. Petit. Mr. George is one of three director candidates nominated by Mr. Petit, and Mr. Petit's nominees include Mr. Petit, himself. The three individuals have formed a shareholder group named the "Petit Group," and the agreement among them provides that Mr. Petit will cover all expenses, "including without limitation, all legal, financial advisory, and public relations expenses incurred by the Group Members in connection with the Petit Group's activities under this Agreement."

It is now evident that Mr. Petit -- the person who is perhaps most responsible for the fact that the Company had insufficient financial controls, has had to restate its financial statements, is subject to governmental investigations and civil litigation, and is unable to hold a shareholder's meeting in compliance with SEC rules -- is seeking to take advantage of this situation to have himself and two hand-picked associates elected to the Board. Mr. George's glowing description of the Company's performance under Mr. Petit is not fact, but is rhetoric used in a proxy campaign in which the Company's hands are tied by SEC rules. Mr. George's letter is filled with inaccurate statements, and should be wholly disregarded. And it is no reason to delay the entry of this Court's order.

Finally, the Court should know that MiMedx is continuing to pursue securing an exemption from the SEC on an expedited basis. However, there is no assurance that MiMedx will be able to secure that exemption on a timeline that is consistent with holding a meeting for the election of Class II directors on June 17, 2019. Moreover, the SEC is not able to grant MiMedx an exemption until this Court's order has been entered, and on Friday, the SEC Staff requested a copy of the order.

For all of these reasons, MiMedx respectfully requests prompt entry of the agreed upon order tendered by the parties on Thursday, April 11.

Very truly yours,

Walter C. Carlson

Walter C. Carlson

EXHIBIT D

Press Release issued by MiMedx in connection with Fortune Magazine Ranking

EXHIBIT E

Correspondence by Shareholder with the Court (excluding the Exhibits)

[See attached.]

Filing # 88943786 E-Filed 05/03/2019 11:16:11 AM

COLEMAN RIVER CAPITAL LLC
4428 Southern Avenue
Dallas, Texas 75205-2623
214-522-7843

May 3, 2019

The Honorable Judge Kevin J. Carroll
Second Judicial Circuit Court
Leon County Courthouse, Room 330
301 S. Monroe Street
Tallahassee, Florida 32301

The Honorable Judge Angela C. Dempsey
Second Judicial Circuit Court
Leon County Courthouse, Room 301E
301 S. Monroe Street
Tallahassee, Florida 32301

Southern Avenue Partners, L.P., Intervener

Dear Judge Carroll and Judge Dempsey,

I am writing on behalf of all owner shareholders in support of the Plaintiff in the above referenced causes of action. I respectfully ask that Judge Carroll not grant a stay of his Final Declaratory Judgment. I also respectfully ask that Judge Dempsey support an expedited hearing in Case No. 2019-CA-000936 on the election of the Class III directors so that they may be simultaneously elected with the Class II directors at the June 17, 2019 annual shareholder meeting. The owner shareholders want a change of control. To affect a change of control the shareholders need to elect six new directors.

In support of these requests, I am herein providing some relevant factual information based on my conversations with the United States Securities and Exchange Commission (the "Commission") Special Counsel. The Defendant has made numerous false statements in its briefs, motions and oral argument which are documented below in the endnotes.

Coleman River Capital LLC ("CRC") is a state registered investment advisor and the general partner of Southern Avenue Partners, L.P. ("SAPLP"), a Delaware limited partnership. SAPLP holds 35,000 shares of MiMedx Group, Inc. (the "Company") and CRC manages separate accounts holding an additional 264,885 shares of the Company as of this writing. I have been employed in the securities industry for thirty-six years and have substantial experience managing complex litigation in federal courts, state courts and self-regulatory forums. I am not an attorney. I have a duty to advocate for my clients. Neither CRC, SAPLP nor am I individually associated with or part of any shareholder group.

Page | 1

The Company's current board is doing everything in its power to stay in control. In particular, the Company does not want to hold a shareholder meeting. Why does the Company not want to hold a shareholder meeting? The answer is that the Company itself is not allowed to solicit proxies because the Company has not filed audited financial statements with the Commission. Shareholders, however, are free to file proxy materials and solicit votes for shareholder groups' agenda, board slates etc. (i.e. One such shareholder group has already filed), but the Company cannot. There is no federal law, the Commission's or otherwise that the Company will violate by holding a shareholder meeting. In fact, the Company has at best told half-truths in their oral arguments, motions and briefs and at worst they have just plain lied over fifty times collectively by incorrectly citing the purpose and meaning of Rules 14a-3, 14c-3, and 30-1(f)(18)[1]. Rules 14a-3 and 14c-3 do not say that a meeting is prohibited. Rule 14a-3(a) states in pertinent part, "*No solicitation subject to this regulation shall be made…*" (Emphasis added) The Company has proffered the affidavit of Thomas J. Kim in which Mr. Kim correctly states that "*federal securities laws do not state when and how annual shareholder meetings are to be held.*"[2] (Emphasis added) Mr. Kim's statement directly contradicts the Company's assertion that Rules 14a-3 and 14c-3 prohibit the Company from holding a shareholder meeting.

What is the truth? There is no federal law that states that a company has to have audited financials to hold a shareholder meeting. The Company has argued that Judge Carroll's Final Declaratory Judgment would force the Company to violate federal securities laws. An alternative Company argument is that they should be allowed more time to pursue an exemptive order from the Commission to hold a shareholder meeting. The Company has framed their arguments to state that a shareholder meeting cannot be legally held without either i) audited financial statements filed with the Commission, or ii) the receipt of an exemption from the Commission. These arguments are totally false.

The Company is seeking an exemption to §240.14a-3 so that the Company can solicit proxies. The exemption has nothing to do with the Company holding a shareholder meeting. The Commission delegated authority in 2008 under 17 CFR 200.30-1(f)(18)[3] to the Director of the Commission's Division of Corporation Finance to issue exemptive relief from the Commission's requirements under §240.14a-3 to provide audited financials in order for a Registrant to solicit proxies. This has nothing to do with holding a shareholders' meeting and everything to do with the Company (i.e. the current members of the board of directors) being excluded from soliciting proxies.

Counsel for the Company has acknowledged the truth. Jeroen van Kwawegen, stated in his January 30, 2019 affidavit "*On January 7, 2019, I spoke with Walter C. Carlson, a partner at the law firm of Sidley in Chicago. Mr. Carlson informed me that Sidley represents MiMedx in the above-captioned action. Mr. Carlson did not dispute that MiMedx has not held an annual meeting for the Company's shareholders for at least 13 months. Mr. Carlson informed me that MiMedx is unable to solicit proxies from shareholders because the Company cannot deliver audited financial statements as required by SEC rules and regulations.*"[4] (Emphasis added) My belief is that even if the Company could file audited financials or receive an exemption from the Commission it would have no impact on the upcoming shareholder vote. No one in their right mind would vote for any of the existing board members. So the Company wanting an exemption

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[1] *See* Defendant's Answer to The Complaint, 01/17/2019 (attached hereto as SAPLP EXHIBIT 1): at p.6 ¶¶ 4-5 "The timing by which an annual meeting may be called is subject to…SEC Rule 14a-3(b) and Rule 14c-3(a)…", "Plaintiff's demand to set and hold the annual meeting…violates SEC Rule 14a-3(b) and Rule 14c-3(a)"; *See* Defendant's Opposition to Plaintiff's Motion For Summary Judgment (attached hereto as SAPLP EXHIBIT 2): at p.1 ¶¶ 1-3 "the Company cannot lawfully hold its delayed annual meeting for the election of Class II directors because it cannot presently comply with…federal proxy rules.", "MiMedx needs…to secure the necessary exemption from the SEC…so that the Company can lawfully hold the meeting."; *Id.* at p.5 ¶ 2 "Without audited financials or an exemption from the SEC, MiMedx cannot lawfully hold an annual meeting."; *Id.* at pp.10,11 ¶ F. "…the Board determined to seek an exemption…to allow the Company to hold the Class II Annual Meeting.", "SEC Rule 14a-3(b) and Rule 14c-3(a) require that public companies distribute audited financial statements prior to an annual shareholder meeting…"; *Id.* at p.12 ¶ 2 "The Company's seeking of an SEC exemption to permit it lawfully to hold an annual meeting…", "…following the resolution of its request for an exemption from the SEC, MiMedx intends to hold an annual meeting…"; *Id.* at pp.13-14 at ¶ A. "MiMedx Should Be Allowed To Secure an SEC Exemption So That It Can Hold an Annual Meeting…", "MiMedx is not able to hold an annual shareholder meeting in compliance with federal proxy rules."; *Id.* at ¶ 3 "MiMedx has commenced steps to secure an exemption from the SEC so that MiMedx can hold a meeting…"; *Id.* at p.15 ¶ 2 "MiMedx would be placed in the precarious position of violating the SEC rules."; *Id.* at pp.15-16 ¶ 4 "the applicable SEC rules *require* that MiMedx comply or face a potential enforcement action…Specifically, Rule 14a-3 and Rule 14c-3…"; *Id.* at p.16 ¶ 3 "If MiMedx obtains an exemption, it will schedule a shareholder meeting…"; *Id.* P.18 ¶ 1 "The SEC exemption process provides a path for companies to meet state law requirements without violating SEC regulations." *Id.* at p.19 ¶ 2, "The 28 months provided to Fuji[sic] greatly exceeds the time MiMedx anticipates will be necessary for the SEC to decide upon its request for exemption. Like the *Fuqi* court, this Court should allow MiMedx time to continue with the ongoing process of seeking and exemption…" *See* Affidavit of Charles R. Evans, March 26, 2019 (attached hereto as SAPLP EXHIBIT 3): at p.2 ¶ 8 "The Company's inability to hold that meeting is a result of its present inability to issue audited financial statements"; *Id.* at p4 ¶ 15, "Consistent with SEC rules and regulations…the Board believed…it was appropriate to conclude the Audit Committee investigation and issue restated and audited financial statements before scheduling the Class II Meeting."; *Id.* at pp.5-6 ¶¶ 19-21, the Board decided to seek an exemption from the SEC to allow it to hold its Class II Annual Meeting", "the Board's desire to hold the Class II Annual Meeting at a time at which (a) MiMedx has secured exemptive relief…"; *See* Affidavit of Edward J. Borkowski, March 26, 2019 (attached hereto as SAPLP EXHIBIT 4), at p.5 ¶ 14, "I further understand that, because MiMedx does not have audited financial statements, MiMedx cannot hold its annual shareholder meeting without securing an exemption from the SEC proxy rules in order to hold its annual shareholder meeting." *See* Walter C. Carlson Letter to Judge Carroll, April 15, 2019 (attached hereto as SAPLP EXHIBIT 5), at p.1 ¶¶ 2-3, "absent an exemption from the United States Securities and Exchange Commission ("SEC"), the Court's order will require MiMedx to violate federal law in holding a meeting on June 17, 2019.", "…but foremost among them is that MiMedx cannot currently hold that meeting lawfully – absent an exemption from the SEC.", *Id.* at p.2 ¶ 4, "Finally, the Court should know that MiMedx is continuing to pursue securing an exemption from the SEC on an expedited basis. However, there is no assurance that MiMedx

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will be able to secure that exemption on a timeline that is consistent with holding a meeting for the election of Class II directors on June 17, 2019. Moreover, the SEC is not able to grant MiMedx an exemption until this Court's order has been entered…" *See* Defendant's Motion To Stay, 04/29/2019 (attached hereto as SAPLP EXHIBIT 6), at p.1 ¶¶ 2, 4 "The Judgment requires MiMedx to hold a shareholder meeting in less than two months (i) that will violate federal securities laws", "-specifically, the federal proxy rules codified in SEC Rule 14a-3 and Rule 14c-3, prohibiting such a meeting when a company cannot provide audited financial statements to shareholders in advance of an annual meeting."; *Id.* at p.2 ¶ 3, "MiMedx cannot lawfully hold an annual meeting, because SEC Rule 14a-3(b) and Rule 14c-3(a) require a corporation to furnish audited financial statements to shareholders prior to any such annual meeting."; *Id.* at p.6 ¶ 3, "it must be determined whether MiMedx can lawfully be compelled to hold an annual meeting…when it is unable to comply with SEC Rule 14a-3(b) and Rule 14c-3(a)."; *Id.* at p.7 ¶ 1, "while at the same time pursuing an exemption from the SEC so that it will not violate federal law."; *Id.* at p.8 ¶ 2, "…MiMedx would be placed in the precarious position of violating the SEC rules")."; *Id.* at p.9 ¶¶ 2-3, "If MiMedx holds its annual meeting on June 17 in violation of federal securities laws…", "without an SEC exemption, MiMedx may not lawfully provide shareholders with meaningful information with respect to the Company prior to the annual meeting."; *Id.* at p.10 ¶ 2, "Indeed, without an SEC exemption, the Company will not lawfully be able to counter the incomplete statements and omission contained in the proxy materials employed by Mr. Petit…"; *See* Hearing Transcript, April 3, 2019 (attached hereto as SAPLP EXHIBIT 7), Mr. Carlson, at p.12:23-25, "The company cannot lawfully hold a meeting on May 20th and be in compliance with federal proxy rules."; Mr. Carlson, *Id.* at 13:1-2, "…has taken steps to secure an exemption from those rules…"; Mr. Carlson, *Id.* at 15:13-18, "And in order to hold a meeting at which directors are elected, whether it be MiMedx elicits proxies or whether somebody else does, those rules require that there be financial statements put forward unless there's an exemption."; Mr. Carlson, *Id.* at 21:6-8, "There is no proper basis for MiMedx to hold a meeting on May 20th that would violate the SEC proxy rules."; Mr. Carlson, *Id.* at 23:2-4, " the SEC can bring actions against the company under that circumstance, to say you're holding a meeting in violation of federal law."

[2] *See* Affidavit of Thomas J. Kim, March 27, 2019 (attached hereto as SAPLP EXHIBIT 8), at p.3 ¶ 7.

[3] *See* Affidavit Thomas J. Kim, March 27, 2019, Exhibit A

[4] *See* Affidavit of Jeroen van Kwawegen, January 30, 2019 (attached hereto as SAPLP EXHIBIT 9), at p.5 ¶ 17

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